Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2014 and 2013

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Mar. 31,	Dec. 31,
	Note	2014	2013

Assets
Current assets
Cash and cash equivalents		$764,001	$631,427
Trade and other receivables	7	117,336	168,298
Inventories	8	81,217	52,201
Prepaid expenses and other current assets	9	71,533	28,917
Other financial assets	10	6,077	807
Taxes receivable		40,242	37,644
Assets held for sale	5	—	5,864
		1,080,406	925,158
Receivables	7	61,586	57,376
Inventories	8	7,783	7,888
Prepaid expenses	9	492	574
Other financial assets	10	144,806	71,182
Intangible assets - computer software		13,329	13,573
Property, plant and equipment	11	2,983,210	2,665,075
Goodwill		74,185	71,373
Deferred tax assets	17b	35,436	31,787
		$4,401,233	$3,843,986

Liabilities
Current liabilities
Trade and other payables		$282,933	$218,898
Taxes payable		105	33
Other liabilities	12	44,692	41,139
Other financial liabilities	13	12,530	16,348
Long term debt	14	9,028	—
Deferred revenue	15	70,524	65,616
		419,812	342,034
Other financial liabilities	13	18,697	23,039
Long term debt	14	856,470	779,331
Deferred revenue	15	597,472	464,135
Provisions	16	155,156	146,062
Pension obligations		39,290	25,931
Other employee benefits		154,786	142,114
Deferred tax liabilities	17b	302,817	293,633
		2,544,500	2,216,279

Equity
Share capital	18b	1,188,217	1,021,088
Reserves		133,680	49,557
Retained earnings		535,909	564,966
Equity attributable to owners of the Company		1,857,806	1,635,611
Non-controlling interests	21	(1,073)	(7,904)
		1,856,733	1,627,707
		$4,401,233	$3,843,986

Commitments (note 23)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flow

(Unaudited and in thousands of Canadian dollars)

		Three months ended
		March 31,
	Note	2014	2013

Cash generated from (used in) operating activities:
(Loss) profit for the period		$(27,219)	$1,907
Tax expense	17a	3,080	6,017
Items not affecting cash:
Depreciation and amortization	6b	15,612	14,382
Share-based payment expense	6c	1,322	1,467
Net finance income	6d	1,602	(611)
Change in fair value of derivatives		(11,483)	645
Change in deferred revenue related to stream	15	(7,061)	(9,443)
Change in taxes receivable/payable, net		1,080	8,552
Loss on disposition of subsidiary	6e	6,512	—
Impairment and mark-to-market losses	6d	794	1,894
Foreign exchange and other		12,042	(2,698)
Taxes paid		(915)	(9,851)
Operating cash flows before stream deposit and change in non-cash working capital		(4,634)	12,261
Precious metals stream deposit	15	139,287	—
Change in non-cash working capital	24a	(19,079)	(29,786)
		115,574	(17,525)

Cash generated from (used in) investing activities:
Interest and other investing activities		442	2,366
Acquisition of property, plant and equipment		(207,014)	(200,574)
Acquisition of intangible assets		(336)	(742)
Acquisition of investments		(2,886)	(3,703)
Addition to restricted cash		(22,963)	(20,177)
Peruvian sales tax paid on capital expenditures		51,552	(21,089)
		(181,205)	(243,919)

Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs		59,201	—
Interest paid		(39,697)	(26,708)
Proceeds from exercise of stock options		—	319
Financing costs		(998)	(9)
Proceeds from issuance of equity		165,131	—
Dividends paid	18b	(1,928)	(17,203)
		181,709	(43,601)

Effect of movement in exchange rates on cash and cash equivalents		16,496	18,433
Net increase (decrease) in cash and cash equivalents		132,574	(286,612)
Cash and cash equivalents, beginning of period		631,427	1,337,088
Cash and cash equivalents, end of period		$764,001	$1,050,476

For supplemental information, see note 24.

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended
		March 31,
	Note	2014	2013

Revenue	6a	$106,779	$119,881

Cost of sales
Mine operating costs		81,283	81,021
Depreciation and amortization	6b	15,427	14,174
		96,710	95,195

Gross profit		10,069	24,686

Selling and administrative expenses		14,065	11,069
Exploration and evaluation		1,942	8,718
Other operating income and expenses		3,613	2,008
Loss on disposal of subsidiary	6e	6,512	—
Results from operating activities		(16,063)	2,891

Finance income	6d	(780)	(2,374)
Finance expenses	6d	2,382	1,763
Other finance loss (gain)	6d	6,474	(4,422)
Net finance expense (income)		8,076	(5,033)

(Loss) profit before tax		(24,139)	7,924
Tax expense	17a	3,080	6,017
(Loss) profit for the period		$(27,219)	$1,907

Attributable to:
Owners of the Company		$(27,129)	$2,005
Non-controlling interests	21	(90)	(98)
(Loss) profit for the period		$(27,219)	$1,907

(Loss) earnings per share - basic and diluted		$(0.15)	$0.01

Weighted average number of common shares outstanding:	19
Basic		186,031,709	172,012,192
Diluted		186,031,709	172,315,947

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended
	March 31,
	2014	2013

(Loss) profit for the period	$(27,219)	$1,907

Other comprehensive income (loss) (note 20):
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain on translation of foreign operations	60,905	23,857
Change in fair value of available-for-sale financial investments	44,440	109
	105,345	23,966

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial loss	(26,082)	(6,050)
Tax effect	4,517	916
	(21,565)	(5,134)

Transferred to income statements:
Change in fair value of available-for-sale financial assets	794	1,739
Sale of investments	—	(28)
	794	1,711

Other comprehensive income, net of tax, for the period	84,574	20,543
Total comprehensive income for the period	$57,355	$22,450

Attributable to:
Owners of the Company	57,445	22,448
Non-controlling interests	(90)	2
Total comprehensive income for the period	$57,355	$22,450

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share Capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available-for- sale reserve	Hedging reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests (note 21)	Total equity

Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Profit (loss)	—	—	—	—	—	—	2,005	2,005	(98)	1,907
Other comprehensive income (loss)	—	—	23,757	1,820	—	(5,134)	—	20,443	100	20,543
Total comprehensive income (loss)	—	—	23,757	1,820	—	(5,134)	2,005	22,448	2	22,450
Contributions by and distributions to owners:
Stock options exercised	442	(129)	—	—	—	—	—	313	—	313
Dividends (note 18b)	—	—	—	—	—	—	(17,203)	(17,203)	—	(17,203)
Total contributions by and distributions to owners	442	(129)	—	—	—	—	(17,203)	(16,890)	—	(16,890)
Balance, March 31, 2013	$1,020,900	$26,074	$34,336	$18,318	$—	$(110,350)	$670,052	$1,659,330	$(309)	$1,659,021
Loss	—	—	—	—	—	—	(103,365)	(103,365)	(7,819)	(111,184)
Other comprehensive income (loss)	—	—	63,588	(15,850)	—	33,500	—	81,238	224	81,462
Total comprehensive income (loss)	—	—	63,588	(15,850)	—	33,500	(103,365)	(22,127)	(7,595)	(29,722)
Contributions by and distributions to owners:
Stock options exercised	188	(59)	—	—	—	—	—	129	—	129
Dividends	—	—	—	—	—	—	(1,721)	(1,721)	—	(1,721)
Total contributions by and distributions to owners	188	(59)	—	—	—	—	(1,721)	(1,592)	—	(1,592)
Balance, December 31, 2013	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available-for- sale reserve	Hedging reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests (note 21)	Total equity

Balance, January 1, 2014	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707
Loss	—	—	—	—	—	—	(27,129)	(27,129)	(90)	(27,219)
Other comprehensive income (loss) (note 20)	—	—	60,905	45,234	—	(21,565)	—	84,574	—	84,574
Total comprehensive income (loss)	—	—	60,905	45,234	—	(21,565)	(27,129)	57,445	(90)	57,355
Contributions by and distributions to owners:
Equity issuance (note 18b)	172,672	—	—	—	—	—	—	172,672	—	172,672
Share issue costs, net of tax	(5,543)	—	—	—	—	—	—	(5,543)	—	(5,543)
Dividends (note 18b)	—	—	—	—	—	—	(1,928)	(1,928)	—	(1,928)
Total contributions by and distributions to owners	167,129	—	—	—	—	—	(1,928)	165,201	—	165,201
Sale of subsidiary (note 21)			(451)					(451)	6,921	6,470
Balance, March 31, 2014	$1,188,217	$26,015	$158,378	$47,702	$—	$(98,415)	$535,909	$1,857,806	$(1,073)	$1,856,733

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2014 and 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Lima and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on April 30, 2014.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru and HudBay (BVI) Inc., which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)               Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The condensed consolidated interim financial statements reflect the judgements outlined by the Group in its consolidated financial statements for the year ended December 31, 2013.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The condensed consolidated interim financial statements reflect the estimates outlined by the Group in its consolidated financial statements for the year ended December 31, 2013.

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2013 and comparative periods.

As required by the IAS, effective January 1, 2014 the Group adopted the following amendments to IFRS:

•                  IAS 32 Offsetting Financial Assets and Liabilities - in October 2009, the IASB issued an amendment to IAS 32 Offsetting Financial Assets and Liabilities, which clarifies certain aspects of offsetting and net and gross settlement. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

•                  IFRIC 21 Levies - this IFRIC was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

4.                   New standards not yet adopted

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The effective date has not yet been confirmed. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

5.                   Assets held for sale

On January 17, 2014 the Group closed the sale of its wholly owned subsidiary, Hudbay Michigan Inc. (“Hudbay Michigan”), which owned a 51% interest in Back Forty Joint Venture LLC, which owns the Back Forty project in Michigan; the remaining 49% is owned by Aquila Resources Inc. (“Aquila”).

The final share consideration valued at $2,425 was received during the quarter (18,650,193 common shares of Aquila based on a price of $0.13 per share), together with other non-cash consideration. Including the shares issued in the transaction, the Company owns and controls 33,017,758 Aquila common shares, representing approximately 18.0% of the issued and outstanding shares, which are included in the available-for-sale investments. The sale was completed pursuant to a previously announced purchase agreement dated November 7, 2013. As the sale closed after December 31, 2013, the Back Forty project was reported as an asset held for sale as at December 31, 2013.

6.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31,
	2014	2013
Copper	$46,750	$60,323
Zinc	52,189	51,615
Gold	14,115	13,992
Silver	2,343	2,204
Other	984	1,375
	116,381	129,509
Treatment and refining charges	(5,054)	(4,951)
Pre-production revenue	(4,548)	(4,677)
	$106,779	$119,881

Pre-production revenue in 2014 relates to revenue earned from production at the Reed project in Manitoba. Pre-production revenue in 2013 relates to revenue earned from production at the Group’s Lalor and 777 North projects in Manitoba. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the income statement.

Included in revenue for the three months ended March 31, 2014 are gains related to non-hedge derivative contracts of $8,587 (three months ended March 31, 2013 - loss of $2,478).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended
	March 31,
	2014	2013
Cost of sales	$15,427	$14,174
Selling and administrative expenses	185	208
	$15,612	$14,382

(c)               Share-based payment expense

Share-based payment expenses are reflected in the income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended March 31, 2014
Cost of sales	$241	$—	$241
Selling and administrative expenses	744	224	968
Other operating expenses	107	—	107
Exploration and evaluation	6	—	6
	$1,098	$224	$1,322
Three months ended March 31, 2013
Cost of sales	$258	$—	$258
Selling and administrative expenses	1,065	157	1,222
Other operating expenses	(13)	—	(13)
	$1,310	$157	$1,467

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

(d)              Finance income and expenses

	Three months ended
	March 31,
	2014	2013
Finance income
Interest income	$(1,626)	$(2,374)
Less: adjustment to interest capitalized	846	—
	(780)	(2,374)
Finance expense
Interest expense on long-term debt	20,436	12,393
Unwinding of accretion on financial liabilities at amortized cost	438	598
Unwinding of discounts on provisions	960	704
Other finance expense	1,422	1,059
	23,256	14,754
Interest capitalized	(20,874)	(12,991)
	2,382	1,763
Other finance (gains) losses
Net foreign exchange loss (gain)	8,576	(4,530)
Change in fair value of financial assets and liabilities at FVTPL:
Prepayment option embedded derivative (note 14a)	(2,896)	(1,758)
Investments classified as held-for-trading	—	155
Net gain reclassified from equity on disposal of available-for-sale investments (note 20)	—	(28)
Reclassified from equity on impairment of available-for-sale investments (note 20)	794	1,739
	6,474	(4,422)
Net finance expense (income)	$8,076	$(5,033)

Interest expense is capitalized to the Constancia project related to the other financial liabilities at amortized cost and long-term debt (notes 13, 14).

During the three months ended March 31, 2014 and March 31, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $794 and $1,739 respectively, from the available-for-sale reserve within equity to the income statement.

(e)               Loss on disposal of subsidiary

During the three months ended March 31, 2014, the Group recognized a loss of $6,512 on the disposition of its Back Forty project in Michigan (note 5). This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity (note 21). The Group has presented the loss within the Corporate and Other activities segment.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

7.                   Trade and other receivables

	Mar. 31, 2014	Dec. 31, 2013
Current
Trade receivables	$39,335	$41,144
Embedded derivatives - provisional pricing (note 22c)	(1,137)	1,307
Statutory receivables	66,658	116,185
Other receivables	12,480	9,662
	117,336	168,298
Non-current
Statutory receivables - Peruvian sales tax	61,586	57,376
	$178,922	$225,674

As at March 31, 2014, $64,459 (December 31, 2013 - $114,651) of the current statutory receivables and all of the non-current statutory receivable relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. The non-current portion has not been discounted given it is a statutory receivable. Hudbay Peru expects to receive the current portion within a year and the non-current refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

8.                   Inventories

	Mar. 31, 2014	Dec. 31, 2013
Current
Work in progress	$13,639	$7,718
Finished goods	53,459	30,746
Materials and supplies	14,119	13,737
	81,217	52,201
Non-current
Materials and supplies	7,783	7,888
	$89,000	$60,089

The cost of inventories recognized as an expense and included in cost of sales amounted to $70,631 for the three months ended March 31, 2014 (three months ended March 31, 2013 - $68,461).

During the three months ended March 31, 2014, the Group recognized an expense of $5,685 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (three months ended March 31, 2013 - Nil). For zinc inventories sold during the period, the related amount transferred from inventory to cost of sales was $5,011 less than it would have been had write-downs not been previously recognized. As a result, for the three months ended March 31, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was an increase of $674.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

9.                   Prepaid expenses

	Mar. 31, 2014	Dec. 31, 2013
Current
Prepayments to suppliers related to capital projects	$23,999	$18,962
Prepaid interest related to long-term debt	39,383	—
Prepaid insurance	3,883	5,516
Other	4,268	4,439
	71,533	28,917
Non-current
Other	492	574
	$72,025	$29,491

10.            Other financial assets

	Mar. 31, 2014	Dec. 31, 2013
Current
Derivative assets	$6,077	$807

Non-current
Available-for-sale investments	98,031	48,281
Investments at fair value through profit or loss	8	7
Restricted cash	46,767	22,894
	144,806	71,182
	$150,883	$71,989

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the period the Group recognized gains of $44,440 related to its investments in the available-for-sale reserve within equity (three months ended March 31, 2013 - $109). During the three months ended March 31, 2014 and three months ended March 31, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $794 and $1,739, respectively, from the available-for-sale reserve within equity to the income statement (notes 6d and 20).

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a revolving credit facility with a syndicate of lenders. In September 2013, the Company entered into various amendments with the lenders. The facility has a maturity date of September 12, 2016, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non Peruvian material subsidiaries. The available amount under the facility is the lesser of US$100,000 and a borrowing base related to accounts receivable and inventory, which was US$87,095 ($96,284) as at March 31, 2014. Upon closing in 2010, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at March 31, 2014, the Manitoba business unit had outstanding letters of credit in the amount of $64,084 (December 31, 2013 - $64,084).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $44,928 as at March 31, 2014, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2013 - $21,124).

11.            Property, plant and equipment

Mar. 31, 2014	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$16,840	$—	$16,840
Capital works in progress	2,484,346	—	2,484,346
Mining properties	529,246	(372,388)	156,858
Plant and equipment	679,238	(354,072)	325,166
	$3,709,670	$(726,460)	$2,983,210

Dec. 31, 2013	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$16,840	$—	$16,840
Capital works in progress	2,178,127	—	2,178,127
Mining properties	511,325	(362,239)	149,086
Plant and equipment	663,996	(342,974)	321,022
	$3,370,288	$(705,213)	$2,665,075

The Group has determined that the level of activity that represents commercial production for Reed, 777 North and phase 1 of Lalor is production of an average of 60% design capacity over a three-month period. On March 31, 2013, June 30, 2013 and March 31, 2014, phase 1 of the Lalor mine, the 777 North mine and the Reed mine met the threshold, respectively. The Group concluded that commercial production related to phase 1 at the Lalor mine and the 777 North mine commenced on April 1, 2013 and July 1, 2013, respectively, at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced. Similarly, commercial production at the Reed mine commenced on April 1, 2014 and the carrying value of the related assets within capital works in progress will be reclassified to plant and equipment and mine development and depreciation of the assets will commence.

12.            Other liabilities

	Mar. 31, 2014	Dec. 31, 2013
Current portion of
Provisions (note 16)	$10,351	$6,897
Pension liability	30,706	30,677
Other employee benefits	3,635	3,565
	$44,692	$41,139

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

13.            Other financial liabilities

	Mar. 31, 2014	Dec. 31, 2013
Current
Derivative liabilities	$1,314	$4,631
Other financial liabilities at amortized cost	11,216	11,717
	12,530	16,348

Non-current
Other financial liabilities at amortized cost	18,697	23,039
	$31,227	$39,387

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the three months ended March 31, 2014, the liability associated with several of the community agreements increased by $276 and payments of $6,735 were made. During the year ended December 31, 2013, the liability associated with several of the community agreements increased by $21,121 and payments of $26,349 were made.

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

14.            Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2014	Dec. 31, 2013
Senior unsecured notes (note a)	$808,048	$779,331
Equipment finance facility (note b)	57,450	—
	865,498	779,331
Less: current portion (note b)	(9,028)	$—
	$856,470	$779,331

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

(a)              Senior unsecured notes

Balance, January 1, 2013	$479,540
Addition to Principal, net of transaction costs and bond premium	256,258
Addition to embedded derivative (prepayment option)	(469)
Change in fair value of embedded derivative (prepayment option)	2,839
Effects of changes in foreign exchange	39,890
Accretion of transaction costs	1,273
Balance, December 31, 2013	$779,331
Change in fair value of embedded derivative (prepayment option)	(2,896)
Effects of changes in foreign exchange	30,746
Accretion of transaction costs	867
Balance, March 31, 2014	$808,048

On June 20, 2013 and December 9, 2013, the Company issued US$150,000 and US$100,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$500,000 aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020, that were issued in September 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes issued in June 2013 were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153,000 and will yield 9.11% to maturity. The Additional Notes issued in December 2013 were priced at 100% of their face value, and yielded gross proceeds of US$100,000. The Initial Notes were priced at 100% of their face value, and yielded gross proceeds of US$500,000. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds are to be used to fund the development of Constancia, interest costs have been capitalized to project assets.

(b)              Equipment finance facility

Balance, December 31, 2013	$—
Addition to Principal, net of transaction costs	57,450
Less: current portion	(9,028)
Balance, March 31, 2014	$48,422

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of up to approximately US$130,000 of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility will have a term of six years and be secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. The payments are based on a floating annual interest rate of 3-months LIBOR plus four hundred and twenty-five basis points. The Group has drawn down $62,511 under the facility and incurred $5,061 in transaction costs.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

15.            Deferred revenue

On November 4, 2013, the Group entered into an amended and restated precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) pursuant to which the Group will receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, the Group will receive the lesser of the market price and US$400.00 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. The Group is entitled to the US$135,000 deposit once US$1.35 billion has been incurred and paid in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an installment payment of US$125,000 ($139,287) in March 2014 as a result of US$1,000,000 in capital expenditures having been paid at the Constancia project.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2013	$462,278
Additional installment received	131,475
Recognition of revenue	(69,088)
Effects of changes in foreign exchange	5,086
Balance, December 31, 2013	529,751
Additional installment received	139,287
Recognition of revenue	(7,061)
Effects of changes in foreign exchange	6,019
Balance, March 31, 2014	$667,996

Deferred revenue is reflected in the balance sheets as follows:

	Mar. 31, 2014	Dec. 31, 2013
Current	$70,524	$65,616
Non-current	597,472	464,135
	$667,996	$529,751

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

16.            Provisions

Reflected in the balance sheets as follows:

Mar. 31, 2014	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 12)	$529	$4,281	$5,541	$—	$10,351
Non-current	152,779	—	2,225	152	155,156
	$153,308	$4,281	$7,766	$152	$165,507

Dec. 31, 2013	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 12)	$547	$4,268	$2,082	$—	$6,897
Non-current	141,019	—	4,891	152	146,062
	$141,566	$4,268	$6,973	$152	$152,959

17.            Income and mining taxes

(a)              Tax expense:

The tax expense is applicable as follows:

	Three months ended March 31,
	2014	2013
Current:
Income taxes	$1,069	$(19)
Mining taxes	(1,234)	1,756
Adjustments in respect of prior years	—	(438)
	(165)	1,299
Deferred:
Income taxes - origination and reversal of temporary differences	3,652	5,769
Canadian mining taxes - origination and reversal of temporary differences	527	28
Adjustments in respect of prior years	(1,531)	(1,079)
Peruvian mining tax - origination and reversal of temporary difference	597	—
	3,245	4,718
Tax expense	$3,080	$6,017

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

	Mar. 31, 2014	Dec. 31, 2013
Deferred income tax asset	$35,436	$31,331
Deferred mining tax asset - Canada	—	456
	35,436	31,787

Deferred income tax liability	(280,686)	(273,483)
Deferred mining tax liability - Canada	(210)	—
Deferred mining tax liability - Peru	(21,921)	(20,150)
	(302,817)	(293,633)
Net deferred tax liability balance, end of period	$(267,381)	$(261,846)

(c)               Changes in deferred tax assets and liabilities:

	Three months ended Mar. 31, 2014	Year ended Dec. 31, 2013
Net deferred tax liability balance, beginning of year	$(261,846)	$(201,228)
Deferred tax expense	(3,245)	(41,171)
OCI transactions (note 20)	4,517	(7,792)
Items charged directly to equity	1,999	—
Foreign currency translation on Hudbay Peru deferred tax liability	(8,806)	(11,655)
Net deferred tax liability balance, end of period	$(267,381)	$(261,846)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

18.            Share capital

(a)   Preference shares:

Authorized: Unlimited preference shares without par value

(b)   Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2014		Dec. 31, 2013
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of year	172,078,376	$1,021,088	171,984,487	$1,020,458
Exercise of stock options	—	—	93,889	630
Share issue costs, net of tax	—	(5,543)	—	—
Share issuance	20,930,000	172,672	—	—
Balance, end of period	193,008,376	$1,188,217	172,078,376	$1,021,088

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,672.

During the period, the Company declared semi-annual dividends of $0.01 per share. The Company paid $1,928 on March 31, 2014 to shareholders of record as of March 14, 2014.

In 2013, the Company paid $17,203 on March 27, 2013 to shareholders of record as of March 18, 2013.

19.            (Loss) earnings per share data

	Three months ended
	March 31,
	2014	2013
Weighted average common shares outstanding	186,031,709	172,012,192
Plus net incremental shares from assumed conversions:
Stock options	188,026	303,755
Diluted weighted average common shares outstanding	186,219,735	172,315,947

The determination of the diluted weighted-average number of common shares excludes  2,327,582 shares related to stock options that were anti-dilutive for the three months ended March 31, 2014  (three months ended March 31, 2013 -  1,529,824 shares).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three months ended March 31, 2014, the Group calculated diluted loss per share using 186,031,709 common shares. For the three months ended March 31, 2013 - the Group calculated diluted income per share using 172,315,947 common shares.

20.            Other comprehensive income (loss) (“OCI”)

	Three months ended			Three months ended
	Mar. 31, 2014			Mar. 31, 2013
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation

Net foreign exchange income on translation of foreign operations	$60,905	$—	$60,905	$23,857	$—	$23,857
	60,905	—	60,905	23,857	—	23,857
Available-for-sale
Change in fair value of available-for-sale investments	44,440	—	44,440	109	—	109
Transfer to income statement on impairment of investments (note 6d)	794	—	794	1,739	—	1,739
Transfer to income statements on sale of investments (note 6d)	—	—	—	(28)	—	(28)
	45,234	—	45,234	1,820	—	1,820
Items that will not be reclassified subsequently to profit or loss
Actuarial loss	(26,082)	4,517	(21,565)	(6,050)	916	(5,134)
Total OCI income	$80,057	$4,517	$84,574	$19,627	$916	$20,543

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

21.            Non-controlling interests

Hudbay sold its 51% interest in the Back Forty project on January 17, 2014 (note 5). As part of the disposition, the Group derecognized the non-controlling interest.

In accordance with a joint venture agreement with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south, as well as four exploration properties. Hudbay has control over the project and exploration properties and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012 and commenced commercial production effective April 1, 2014.

	Back Forty Project	Reed Project & Exploration	Total
Balance, January 1, 2013	$762	$(1,073)	$(311)
Share of OCI	324	—	324
Share of net (loss) profit	(7,917)	—	(7,917)
Balance, December 31, 2013	(6,831)	(1,073)	(7,904)
Share of net loss	(90)	—	(90)
Disposition of subsidiary	6,921	—	6,921
Balance, March 31, 2014	$—	$(1,073)	$(1,073)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

22.            Financial instruments

(a)   Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Mar. 31, 2014		Dec. 31, 2013
	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$764,001	$764,001	$631,427	$631,427
Restricted cash[1]	46,767	46,767	22,894	22,894
Trade and other receivables[1,2]	51,815	51,815	50,806	50,806
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(1,137)	(1,137)	1,307	1,307
Non-hedge derivative assets[3]	6,077	6,077	807	807
Prepayment option - embedded derivative[7]	5,837	5,837	2,829	2,829
Investments at FVTPL[4]	8	8	7	7
Available-for-sale
Available-for-sale investments[4]	98,031	98,031	48,281	48,281
	971,399	971,399	758,358	758,358
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1,2]	275,113	275,113	207,369	207,369
Other financial liabilities[5]	25,659	29,913	27,835	34,756
Senior unsecured notes[6]	887,578	813,885	822,030	782,160
Equipment finance facility[8]	57,450	57,450	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	198	198	414	414
Non-hedge derivative liabilities[3]	1,314	1,314	4,631	4,631
	1,247,312	1,177,873	1,062,279	1,029,330
Net financial assets	$(275,913)	$(206,474)	$(303,921)	$(270,972)

1   Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2   Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3   Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4   Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5   These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6   Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.

7   Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8   The carrying value of the equipment finance facility approximates the fair value as the facility is based on floating rates.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                        Level 1: Quoted prices in active markets for identical assets or liabilities;

•                        Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                        Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,137)	$—	$(1,137)
Non-hedge derivatives	—	6,077	—	6,077
Prepayment option embedded derivative	—	5,837	—	5,837
Investments at FVTPL	—	8	—	8
Available-for-sale investments	96,031	—	2,000	98,031
	$96,031	$10,785	$2,000	$108,816
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$198	$—	$198
Non-hedge derivatives	—	1,314	—	1,314
	$—	$1,512	$—	$1,512

December 31, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,307	$—	$1,307
Non-hedge derivatives	—	807	—	807
Prepayment option embedded derivative	—	2,829	—	2,829
Investments at FVTPL	—	7	—	7
Available-for-sale investments	46,281	—	2,000	48,281
	$46,281	$4,950	$2,000	$53,231
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$414	$—	$414
Non-hedge derivatives	—	4,631	—	4,631
	$—	$5,045	$—	$5,045

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2014, the Group did not make any transfers.

(b)  Derivatives and hedging:

Copper and Zinc costless collars

Hudbay entered into copper and zinc hedging transactions intended to mitigate the risk of adverse changes to operating cash flow as the Group approaches the expected completion of the Group’s Lalor and Constancia projects in the second half of 2014. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities.

In copper, the Group has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. During the three months ended March 31, 2014, 13 million pounds of copper collars were settled, leaving 42 million pounds unsettled for 2014 (December 31, 2013 — 14 million pounds of copper collars were settled). In zinc, the Group has entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. During the three months ended March 31, 2014, 27 million pounds of zinc collars were settled leaving 79 million pounds unsettled for 2014 (December 31, 2013 — 21 million pounds of zinc collars were settled).

The hedging transactions are with counterparties that the Group believes to be creditworthy and do not require the Group to provide collateral. The aggregate fair value of the transactions at March 31, 2014, was an asset position of $5,075 (December 31, 2013 — $4,631, a liability position).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At March 31, 2014, the Group held contracts for forward zinc purchased of 11,231 tonnes (December 31, 2013 — 3,553 tonnes) that related to forward customer sales of zinc. Prices ranges from US$1,895 to US$2,115 per tonne (December 31, 2013 — US$1,873 to US$1,966) and settlement dates extended to March 2015. The aggregate fair value of the transactions at March 31, 2014 was a liability position of $326 (December 31, 2013 — an asset position of $561).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of theses derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. At March 31, 2014 the Group held gold forward sales contracts of 2,518 ounces. Prices ranged from US$1,334 to US$1,337, and settlement dates extend to April 2014. At December 31, 2013 the Group held gold forward sales contracts of 7,695. Prices ranged from US$1,209 to US$1,254. At March 31, 2014, the Group held silver forward sales contracts of 30,415 ounces. Prices ranged from US$20.75 to US$21.36 and settlement dates extend to April 2014. At December 31, 2013 the Group held 67,780 ounces and prices ranged from US$19.93 to US$20.84. The aggregate fair value of the transactions at March 31, 2014 was an asset position of $14 (December 31, 2013 — an asset position of $246).

(c)  Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At March 31, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 5,474 tonnes of copper (December 31, 2013 — 5,381 tonnes) and purchases of 6,765 tonnes of zinc (December 31, 2013 — 5,322 tonnes). In addition, at March 31, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 3,201 ounces of gold and 25,292 ounces of silver (December 31, 2013 — 3,031 ounces of gold and 25,936 ounces of silver).

As at March 31, 2014, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.03/lb (December 31, 2013 — US$3.34/lb), US$1,284/oz (December 31, 2013 — US$1,202/oz) and US$19.74/oz (December 31, 2013 — US$19.36/oz), respectively.

Prepayment option embedded derivative

The Notes (note 14) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gain in finance income and expense (note 6d).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

23.            Capital commitments

As at March 31, 2014, the Group had outstanding capital commitments of approximately $52,827 primarily related to its Lalor project, of which approximately $17,663 cannot be terminated by the Group; and approximately $234,712 in Peru, primarily related to its Constancia project, of which approximately $103,523 cannot be terminated by the Group.

24.            Supplementary cash flow information

(a)              Change in non-cash working capital:

	Three months ended
	March 31,
	2014	2013
Change in:
Trade and other receivables	$3,747	(14,553)
Inventories	(22,752)	(108)
Prepaid expenses and other current assets	998	(4,266)
Trade and other payables	1,613	9,800
Change in taxes receivable/payable, net	(1,080)	(8,552)
Other	179	(9,791)
Taxes - ITC	(1,784)	(2,316)
	$(19,079)	$(29,786)

(b)              Non-cash transactions:

During the three months ended March 31, 2014, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                  Remeasurements of the Group’s decommissioning and restoration liabilities as at March 31, 2014, led to increases in related property, plant and equipment assets of $9,171 mainly as a result of discount rate changes. For the three months ended March 31, 2013, such remeasurements led to decreases in property, plant and equipment assets of $3,039.

•                  Property, plant and equipment included $150,794 of additions which were not yet paid for as at March 31, 2014 (March 31, 2013 - $107,542). These purchases will be reflected in the statements of cash flows in the periods payments are made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

25.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011. Corporate and other activities includes the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance. The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the Corporate and Other activities segment includes the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended March 31, 2014

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$106,779	$—	$—	$106,779
Cost of sales
Mine operating costs	81,283	—	—	81,283
Depreciation and amortization	15,427	—	—	15,427
Gross profit	10,069	—	—	10,069
Selling and administrative expenses	544	—	13,521	14,065
Exploration and evaluation	1,324	391	227	1,942
Other operating income and expenses	642	1,546	1,425	3,613
Loss on disposal of subsidiary	—	—	6,512	6,512
Results from operating activities	$7,559	$(1,937)	$(21,685)	$(16,063)
Finance income				(780)
Finance expenses				2,382
Other finance losses				6,474
Loss before tax				(24,139)
Tax expense				3,080
Loss for the period				$(27,219)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2014

Three months ended March 31, 2013

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$119,881	$—	$—	$119,881
Cost of sales
Mine operating costs	81,021	—	—	81,021
Depreciation and amortization	14,174	—	—	14,174
Gross profit	24,686	—	—	24,686
Selling and administrative expenses	347	—	10,722	11,069
Exploration and evaluation	4,729	1,143	2,846	8,718
Other operating income and expenses	179	1,200	629	2,008
Results from operating activities	$19,431	$(2,343)	$(14,197)	$2,891
Finance income				(2,374)
Finance expenses				1,763
Other finance losses				(4,422)
Profit before tax				7,924
Tax expense				6,017
Profit for the period				$1,907

March 31, 2014

	Manitoba	Peru	Corporate and other activities	Total
Total assets	$1,257,364	$2,762,132	$381,737	$4,401,233
Total liabilities	850,034	811,491	882,975	2,544,500
Property, plant and equipment	848,497	2,124,105	10,608	2,983,210

Three months ended March 31, 2014

Additions to property, plant and equipment[1]	$44,331	$162,706	$(23)	$207,014
Additions to other non-current assets (intangibles)	271	65		336

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

December 31, 2013

	Manitoba	Peru	Corporate and other activities	Total
Total assets	$1,295,239	$2,357,756	$190,991	$3,843,986
Total liabilities	825,035	554,518	836,726	2,216,279
Property, plant and equipment	820,030	1,837,728	7,317	2,665,075

Three months ended March 31, 2013

Additions to property, plant and equipment[1]	$49,359	$151,215	$—	$200,574
Additions to other non-current assets (intangibles)	742	—	—	742

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.